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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 HEALTHSTAR CORP
                                (Name of Issuer)

                          COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)

                                    15850C201
                                 (CUSIP Number)

                                 James E. Myers
                             THOMAS & LIBOWITZ, P.A.
                                   SUITE 1100
                                100 LIGHT STREET
                               BALTIMORE, MD 21202
                                 (410) 752-2468
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 6, 1997
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(b)(3) or (4), check the following box    / /

Check the following box if a fee is being paid with this statement      / /
         (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
         (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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(1)      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

































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_______________________________________________________________________________

CUSIP No.  15850C201
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS

                InfoPlan Partners, L.L.C.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Maryland, USA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       -0-
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             -0-
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                -0-
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                PN
______________________________________________________________________________

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Item 1.  SECURITY AND ISSUER

         The title and class of equity securities to which this statement relates is the Common Stock $.001 par value of HealthStar Corp, whose principal executive officer is Stephen J. Carder. The principal executive offices of the Registrant are located at 8745 West Higgins, Suite 300, Chicago, Illinois 60631.

Item 2.  IDENTITY AND BACKGROUND

         This statement is filed on behalf of InfoPlan Partners, LLC, a dissolved limited liability company whose principal business was management consulting. The reporting person maintained its principal place of business at 19 Hillsyde Court, Cockeysville, Maryland, 21030. As of March 25, 1997, the reporting person owned 1,000,000 shares of the Registrant, all shares having sole dispositive power. As of December 31, 1997, a total of 1,067,732 shares were invested into the reporting person. In 1998, an additional 89,000 shares were invested in the reporting person, bringing the total shares invested to 1,156,732. From May 6, 1997 through March 11, 1999, the reporting person was dissolved. All shares of stock were distributed to the members of the reporting person.

         The reporting person has not been convicted in any criminal proceeding in the last 5 years. The reporting person has not, in the last five years, been party to a civil proceeding or judicial or administrative proceeding and as a result of such proceeding have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

Item 4.  PURPOSE OF THE TRANSACTION

         The purpose of the transaction is the distribution of the shares of the Registrant to the members of the reporting person in connection with the dissolution of the reporting person.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         No exhibits are being filed with this amendment.

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                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         June 12, 1999                       /s/ Zirk Engelbrecht
         -----------------                   ---------------------------------
         Date                                InfoPlan Partners, LLC.
                                             Zirk Engelbrecht, President


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)














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